04 MAR -5 AM 7:21

Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

February 26, 2004

04010327

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press release dated February 26, 2004 [English translation].

dlw 3/5

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Tetsuro Fukumoto

General Manager, Investor Relations Dept.

Sumitomo Corporation

(Tel:81(3)-5166-3452, Fax: 81(3)-5166-6292).

February 26, 2004

Sumitomo Corporation

To whom it may concern,

Re : Personnel Changes in Board Members, Executive Officers and Corporate Officers

The personnel changes in Board Members, Executive Officers, Corporate Officers and the others from this April, and the personnel changes to be proposed at the Ordinary General Meeting of Shareholders scheduled for this coming June, have been resolved, at the ordinary meeting of the Board of Directors held today, as attached

Ⅰ. The personnel changes in Board Members and Executive Officers

1) Newly Appointed Executive Officers (As of April 1) : 4 persons
2) Promotion in Executive Officers (As of April 1) : 8 persons
3) Retirement from Executive Officers (As of March 31) : 2 persons
4) The Other Personnel Changes of Executive Officers (As of April 1)
5) Newly Appointed Directors (Proposed at the Ordinary General Meeting of Shareholders in June) : 2 persons
6) Retirement from Directors (After the Ordinary General Meeting of Shareholders in June) : 1 person
7) Reappointment of Directors(Proposed at the Ordinary General Meeting of Shareholders in June) : 11 persons
8) Retirement from Senior Adviser (After the Ordinary General Meeting of Shareholders in June) : 1 person

Ⅱ. The personnel changes in Corporate Officers

1) Newly Appointed Corporate Officers (As of April 1) : 14 persons
2) The Other Personnel Changes of Corporate Officers (As of April 1)

Ⅲ. The personnel changes of the employees along with the above personnel changes in Board Members, Executive Officers and Corporate Officers (As of April 1)

Reference materials :

Ⅰ. Executive Officers(As of April 1)

Ⅱ. Board Members(After the Ordinary General Meeting of Shareholders in June)

(Contact : Keiji Nakajima, General Manager,
Corporate Communications Department,03-5166-3089)

Re : Personnel Changes in Board Members, Executive Officers and Corporate Officers

I . The personnel changes in Board Members and Executive Officers

1) Newly Appointed Executive Officers (As of April 1)

Name	As of April 1	Current
Nobuo Kitagawa	Executive Officer, General Manager of the Chemical Business Unit	Corporate Officer, General Manager of the Performance Chemicals Division
Tsuneo Naito	Executive Officer, General Manager of the Logistics & Insurance Business Division	Corporate Officer, General Manager of the Logistics & Insurance Business Division
Takahiro Moriyama	Executive Officer, General Manager of the Power & Energy Project Division	Corporate Officer, General Manager of the Power & Energy Project Division
Ichiro Miura	Executive Officer, General Manager of the Human Resources Development & Information Management Group	Corporate Officer, General Manager of the Human Resources Department

2) Promotion in Executive Officers (As of April 1)

Name	As of April 1	Current
Yuji Tamura	Senior Managing Executive Officer, General Manager of the Kansai Regional Business Unit	Managing Executive Officer, General Manager of the Kansai Regional Business Unit
Kenzo Okubo	Senior Managing Executive Officer, Assistant General Manager of the Metal Products Business Unit and General Manager of the Iron & Steel Division No.2	Managing Executive Officer, Assistant General Manager of the Metal Products Business Unit and General Manager of the Iron & Steel Division No.2
Noriaki Shimazaki	Director, Senior Managing Executive Officer, Responsible for the Internal Auditing Department, the Human Resources Development & Information Management Group and the Financial Resources Management Group	Director, Managing Executive Officer, Responsible for the Internal Auditing Department, the Human Resources Development & Information Management Group, the Financial Resources Management Group, and General Manager of the Human Resources Development & Information Management Group

Name	As of April 1	Current
Nobuhide Nakaido	Director, Senior Managing Executive Officer, General Manager of the Media, Electronics & Network Business Unit	Director, Managing Executive Officer, General Manager of the Media, Electronics & Network Business Unit
Hisahiko Arai	Managing Executive Officer, General Manager of the Materials & Real Estate Business Unit	Executive Officer, General Manager of the Materials & Supplies Division
Yoshi Morimoto	Managing Executive Officer, Assistant General Manager of the Consumer Goods & Service Business Unit, and General Manager of the Textile Division	Executive Officer, General Manager of the Financial Resources Management Group
Makoto Shibahara	Managing Executive Officer, Assistant General Manager of the Financial & Logistics Business Unit, and General Manager of the Financial Service Division and General Manager of the Investment Development Department	Executive Officer, General Manager of the Financial Service Division
Michihisa Shinagawa	Managing Executive Officer, Assistant General Manager of the Mineral Resources & Energy Business Unit, and General Manager of the Energy Division No.1	Executive Officer, General Manager of the Energy Division No.1

3) Retirement from Executive Officers (As of March 31)

Name	As of April 1	Current
Hironori Katoh	Director, Assistant to President and CEO	Director, Senior Managing Executive Officer, General Manager of the Chemical Business Unit and the Materials & Real Estate Business Unit
Masaomi Bando	Adviser	Managing Executive Officer, Assistant General Manager of the Materials & Real Estate Business Unit, and General Manager of the General Construction Development & Coordination Department

4) The Other Personnel Changes of Executive Officers (As of April 1)

Name	As of April 1	Current
Michio Ogimura	Managing Executive Officer, Assistant General Manager of the Machinery & Electric Business Unit, and General Manager of the E & M New Business Development Division	Managing Executive Officer, General Manager of the E & M New Business Development Division
Yoshihiko Shimazu	Executive Officer, General Manager for CIS, and Assistant General Manager for Europe, and General Manager of the Moscow Office	Executive Officer, General Manager of the Information, Telecommunication & Industrial Project Division
Toyosaku Hamada	Executive Officer, General Manager of the Financial Resources Management Group	Executive Officer, General Manager of the Corporate Finance Department

5) Newly Appointed Directors (Proposed at the Ordinary General Meeting of Shareholders in June)

Name	New	As of April 1
Hisahiko Arai	Director, Managing Executive Officer, General Manager of the Materials & Real Estate Business Unit	Managing Executive Officer, General Manager of the Materials & Real Estate Business Unit
Nobuo Kitagawa	Director, Executive Officer, General Manager of the Chemical Business Unit	Executive Officer, General Manager of the Chemical Business Unit

6) Retirement from Directors (after the Ordinary General Meeting of Shareholders in June)

Name	New	As of April 1
Hironori Katoh	Adviser	Director, Assistant to President and CEO

7) Reappointment of Directors(Proposed at the Ordinary General Meeting of Shareholders in June)

All Directors except for Mr. Hironori Katoh who will retire from Director after the Ordinary General Meeting of Shareholders, will be candidates for reappointed Directors.

All Directors will have the right of representation.

8) Retirement from Senior Adviser(After the Ordinary General Meeting of Shareholders in June)

Mr.Tomiichi Akiyama

II. The personnel changes in Corporate Officers

1) Newly Appointed Corporate Officers (As of April 1)

Name	As of April 1	Current
Toshio Sampei	Corporate Officer, General Manager for Middle-East, and Managing Director of the Sumitomo Corporation M.E., FZ-LLC ,and General Manager of the Baghdad Office	General Manager for Middle-East, and Managing Director of the Sumitomo Corporation M.E., FZ-LLC, and General Manager of the Baghdad Office
Kazuhiko Yamazaki	Corporate Officer, President of Sumitomo Corporation Thailand, Ltd., and Sumi-Thai International Limited	President of Sumitomo Corporation Thailand, Ltd. , and Sumi-Thai International Limited
Shigeru Ohashi	Corporate Officer, Assistant to General Manager of the Media Division, and Jupiter Programming Company, and Jupiter Shop Channel Co., Ltd.	Assistant to General Manager of the Media Division, and Jupiter Programming Company, and Jupiter Shop Channel Co., Ltd.
Shinichi Ishida	Corporate Officer, Assistant General Manager for Europe, and General Manager of the European Construction Machinery Unit and the European Steel & Railway Products Unit in SCEU Group, and President of Sumitomo Benelux S.A./N.V.	General Manager of the European Construction Machinery Unit and the European Steel & Railway Products Unit in SCEU Group, and President of Sumitomo Benelux S.A./N.V.
Kunio Fujimoto	Corporate Officer, General Manager of the Corporate Finance Department	General Manager of the Risk Management & Structured Finance Department
Yasuo Kumagai	Corporate Officer, General Manager of the Materials & Supplies Division	Assistant General Manager of the Materials & Supplies Division, and General Manager of the Cement Department, and S.C. Cement Co., Ltd

Name	As of April 1	Current
Atsushi Shigematsu	Corporate Officer, Assistant General Manager of the Chubu Regional Business Unit and General Manager of the General Affairs, Finance & Accounting Department, Chubu and the Planning & Administration Department, Chubu, and Sumitomo Shoji Financial Management Co., Ltd.	General Manager of the Aerospace & Electronics Department, Nagoya and Sumisho Aero-Systems Corporation
Masayuki Doi	Corporate Officer, General Manager of the Energy Division,No.2	Assistant General Manager of the Power & Energy Project Division, and General Manager of the Power & Plant EPC Department No.1 and General Manager of the Tanjung Jati B Project Department
Kenjiro Hachiya	Corporate Officer, General Manager of the Construction & Mining Systems Division and General Manager of the Construction Equipment Department, No.3	General Manager of the Construction Equipment Department, No.3, and Assistant General Manager of the Construction & Mining Systems Division
Hiroaki Fujio	Corporate Officer, Deputy General Manager of the Iron & Steel Division No.2, and General Manager of the Steel Sheet & Strip International Trade Department No.1, and Summit Steel Corporation Sales Department, and Semi-Finished Products Department	General Manager of the Semi-Finished Products Department

Name	As of April 1	Current
Kazuyuki Inoue	Corporate Officer, Sumitomo Corporation of America, <General Manager of Los Angels Office, and Northern California Office, the Machinery & Electric Division No.1, and Media, Electronics & Network Business Division> and Presidio Venture Partners, LLC and Sumitronics Inc.	Sumitomo Corporation of America, <General Manager of Los Angels Office, and Northern California Office, the Machinery & Electric Division No.1, and Media, Electronics & Network Business Division> and Presidio Venture Partners, LLC and Sumitronics Inc.
Takahiro Yoshikawa	Corporate Officer, General Manager of the Performance Chemicals Division	General Manager of the Medical Science Department, and Assistant to General Manager of the Performance Chemicals Division, and Summit Medi-Chem, Ltd.
Hiroyuki Inohara	Corporate Officer, General Manager of the Planning & Administration Department, Financial & Logistics Business Unit	General Manager of the Planning & Administration Department, Financial & Logistics Business Unit
Takahiro Izuta	Corporate Officer, General Manager of the Planning & Administration Department, Mineral Resources & Energy Business Unit	General Manager of the Investment Development Department

2) The Other Personnel Changes in Corporate Officers (as of April 1)

Name	As of April 1	Current
Yoshitaka Ando	Corporate Officer, Assistant to General Manager of the Chemical Business Unit	Corporate Officer, General Manager of the Planning & Administration Department, Chemical Business Unit
Akihiko Sono	Corporate Officer, Assistant to General Manager of the Machinery & Electric Business Unit, SC Machinex Corporation	Corporate Officer, General Manager of the Energy Division, No.2

Name	As of April 1	Current
Yoshiyuki Matsuoka	Corporate Officer, Assistant to General Manager of the Chemical Business Unit, Sumitomo Shoji Plastics Co., Ltd.	Corporate Officer, Managing Director of the Sumitomo Corporation (Singapore) Pte. Ltd.
Keiji Nakajima	Corporate Officer, Assistant to General Manager of the Transportation & Construction Systems Business Unit, Sumisho Auto Leasing	Corporate Officer, General Manager of the Corporate Communications Department
Hisao Hokiguchi	Corporate Officer, Assistant to General Manager of the Transportation & Construction Systems Business Unit, Sumisho Lease Co., Ltd.	Corporate Officer, General Manager of the Construction & Mining Systems Division
Goichi Orita	Corporate Officer, Assistant General Manager of the Kansai Regional Business Unit	Corporate Officer, General manager of the Textile Division, and Assistant General Manager of the Kansai Regional Business Unit
Naoki Takada	Corporate Officer, Assistant to General Manager of the Machinery & Electric Business Unit	Corporate Officer, General Manager of the Planning & Administration Department, Machinery & Electric Business Unit
Takafumi Sone	Corporate Officer, General Manager of the Information, Telecommunication & Industrial Project Division	Corporate Officer, President Director of the PT. Sumitomo Indonesia, and Jakarta Project Coordination Office, and P.T. Summit Niaga
Takashi Kano	Corporate Officer, General Manager of the Construction & Real Estate Division, and General Manager of the General Construction Development & Coordination Department	Corporate Officer, General Manager of the Construction & Real Estate Division

Name	As of April 1	Current
Kazuhisa Togashi	Corporate Officer, President of Sumitomo Corporation (Shanghai) Limited, and General Manager of the Nanjing Office, and Sumitomo Corporation (China) Holding Ltd.	Corporate Officer, Deputy General Manager of the Iron & Steel Division No.2, and General Manager of the Steel Sheet & Strip International Trade Department, No.1,and Summit Steel Corporation Sales Department

III. The personnel changes of the employees along with the above personnel changes in Board Members, Executive Officers , and Corporate Officers (As of April 1)

Name	As of April 1	Current
Mitsuru Iba	General Manager of the Corporate Communications Department	General Manager of the Planning & Administration Department, Chubu
Junichi Nakazawa	Assistant General Manager of the Human Resources Development & Information Management Group	General Manager of the Moscow Office
Takechiyo Tanaka	General Manager of the Human Resources Department	Assistant to General Manager of the Human Resources Department, and Assistant to General Manager of the Human Resources Development & Information Management Group
Hideki Iwasawa	General Manager of the Risk Management & Structured Finance Department	Deputy General Manager of the Risk Management & Structured Finance Department and Assistant to General Manager of the Financial Resources Management Group
Masaru Nakamura	General Manager of the Tubular Products International Trade Department	General Manager of the European Tubular Steel Unit in SCEU Group, and Sumitomo Corporation Europe plc
Toru Ozaki	Assistant to General Manager of the Motor Vehicles Business Division, Summit Motors Investment(U.K.) Ltd.	General Manager of the General Affairs, Finance & Accounting Department, Chubu, and Sumitomo Shoji Financial Management Co., Ltd.

Name	As of April 1	Current
Mitsuo Shimizu	Assistant to General Manager of the Construction & Mining Systems Division	President of Sumitomo Corporation (Shanghai) Limited, and General Manager of the Nanjing Office, and Sumitomo Corporation (China) Holding Ltd.
Yoshiharu Takano	General Manager of the Planning & Administration Department, Machinery & Electric Business Unit	Deputy General Manager of the Planning & Administration Department, Machinery & Electric Business Unit
Yasuo Kuroda	General Manager of the Power & Water Investment Department No.1	General Manager of the Power & Plant EPC Department No.3
Masayuki Hyodo	General Manager of the Tanjung Jati B Project Department, and Deputy General Manager of Power & Plant EPC Department No.1, and Assistant to General Manager of the Power & Energy Project Division, and Summit Power Holdings Co., Ltd., and Summit Power Development Co., Ltd.	Deputy General Manager of the Tanjung Jati B Project Department, and Assistant to General Manager of the Power & Energy Project Division, and Summit Power Holdings Co., Ltd., and Summit Power Development Co., Ltd., and Assistant to General Manager of Power & Plant EPC Department No.1
Yoshiro Yoneda	General Manager of the Power & Plant EPC Department No.1	Deputy General Manager of the Power & Plant EPC Department No.1
Issei Mochizuki	General Manager of the Power & Plant EPC Department No.3	Deputy General Manager of the Power & Plant EPC Department No.3
Shinya Matsuzawa	General Manager of the Planning & Administration Department, Chemical Business Unit	General Manager of the Inorganic Chemicals Department, No.2
Makoto Matsuoka	General Manager of the Inorganic Chemicals Department, No.2	Assistant to General Manager of the Inorganic Chemicals Department, No.2
Sakae Kimura	General Manager of the Medical Science Department	Sumitomo Corporation (Taiwan) Ltd.
Kazufumi Tomita	Assistant to General Manager of the Mineral Resources & Energy Business Unit	General Manager of the Planning & Administration Department, Mineral Resources & Energy Business Unit

Name	As of April 1	Current
Masayuki Sato	General Manager of the Cement Department and Assistant to General Manager of the Materials & Supplies Division, and S.C. Cement Co., Ltd	Deputy General Manager of the Cement Department and Assistant to General Manager of the Materials & Supplies Division, and the S.C. Cement Co., Ltd
Junichiro Okazaki	General Manager of the Aerospace & Electronics Department, Nagoya and Sumisho Aero-Systems Corporation	Deputy General Manager of the Aerospace & Electronics Department, Nagoya
Masao Tetsuya	Managing Director of the Sumitomo Corporation (Singapore) Pte. Ltd.	General Manager of the Tubular Products International Trade Department
Michihiko Kanegae	President Director of the PT. Sumitomo Indonesia, and Jakarta Project Coordination Officer, and P.T. Summit Niaga	Assistant General Manager of the Power & Energy Project Division, and General Manager of the Power & Water Investment Department No.1
Shingo Ueno	General Manager of the European Tubular Steel Unit in SCEU Group, and Sumitomo Corporation Europe plc	The European Tubular Steel Unit in SCEU Group, and Sumitomo Corporation Europe plc

<Reference materials>

I . Executive Officers (As of April 1)

<○ : Representative Director>

<● : Proposed to be appointed as a Representative Director at the Ordinary General Meeting of Shareholders scheduled for this coming June>

Position	Name		
President and CEO	Motoyuki Oka		○
Executive Vice President	Shigemi Hiranuma	General Manager of the Metal Products Business Unit	○
	Naoki Kuroda	General Manager of the Mineral Resources & Energy Business Unit	○
	Atsushi Nishijo	General Manager for the Americas and Director & President of Sumitomo Corporation of America	
	Kosaburo Morinaka	General Manager of the Machinery & Electric Business Unit	○
Senior Managing Executive Officer	Kenichi Nagasawa	General Manager of the Consumer Goods & Service Business Unit	○
	Shuji Hirose	General Manager of the Transportation & Construction Systems Business Unit	○
	Yuji Tamura	General Manager of the Kansai Regional Business Unit	
	Kenzo Okubo	Assistant General Manager of the Metal Products Business Unit and General Manager of the Iron & Steel Division No.2	
	Noriaki Shimazaki	Responsible for the Internal Auditing Department, the Human Resources Development & Information Management Group and the Financial Resources Management Group	○
	Nobuhide Nakaido	General Manager of the Media, Electronics & Network Business Unit	○

Managing Executive Officer	Takaaki Shibata	General Manager for Europe, CEO of SCEU Group Director & President of Sumitomo Corporation Europe Holding Limited and Chairman, President & Director of Sumitomo Corporation Europe Plc	
	Tadahiko Mizukami	General Manager of the Financial & Logistics Business Unit	○
	Shizuka Tamura	General Manager for China, General Manager of Beijing Office, and Director & President of Sumitomo Corporation China Holding Ltd.	
	Katsuichi Kobayashi	General Manager of the Chubu Regional Business Unit	
	Susumu Kato	General Manager of the Corporate Planning & Coordination Office	○
	Michio Ogimura	Assistant General Manager of the Machinery & Electric Business Unit, and General Manager of the E & M New Business Development Division	
	Hisahiko Arai	General Manager of the Materials & Real Estate Business Unit	●
	Yoshi Morimoto	Assistant General Manager of the Consumer Goods & Service Business Unit, and General Manager of the Textile Division	
	Makoto Shibahara	Assistant General Manager of the Financial & Logistics Business Unit and General Manager of the Financial Service Division, and General Manager of the Investment Development Department	
	Michihisa Shinagawa	Assistant General Manager of the Mineral Resources & Energy Business Unit, and General Manager of the Energy Division, No.1	

Executive Officer	Yoshihiko Shimazu	General Manager for CIS, and Assistant General Manager for Europe, and General Manager of the Moscow Office	
	Kenji Kajiwara	General Manager of the Retail & Consumer Service Division	
	Shingo Yoshii	General Manager of the Media Division	
	Shuichi Mori	General Manager of the Corporate Planning & Coordination Department	
	Kazuo Omori	General Manager of the Ship, Aerospace & Transportation Systems Division	
	Kentaro Ishimoto	General Manager of the Foodstuff & Fertilizer Division	
	Makoto Sato	General Manager of the Motor Vehicles Business Division	
	Shunichi Arai	Executive Vice President of Sumitomo Corporation of America and General Manager of the General Products and Real Estate Division of Sumitomo Corporation of America.	
	Toyosaku Hamada	General Manager of the Financial Resources Management Group	
	Nobuo Kitagawa	General Manager of the Chemical Business Unit	●
	Tsuneo Naito	General Manager of the Logistics & Insurance Business Division	
	Takahiro Moriyama	General Manager of the Power & Energy Project Division	
	Ichiro Miura	General Manager of the Human Resources Development & Information Management Group	

II. Board Members(After the Ordinary General Meeting of Shareholders in June)

	Name
Representative Director, Chairman of the Board of Directors	Kenji Miyahara
Representative Director, President & CEO	Motoyuki Oka
Representative Director, Executive Vice President	Shigemi Hiranuma
Representative Director, Executive Vice President	Naoki Kuroda
Representative Director, Executive Vice President	Kosaburo Morinaka
Representative Director, Senior Managing Executive Officer	Kenichi Nagasawa
Representative Director, Senior Managing Executive Officer	Shuji Hirose
Representative Director, Senior Managing Executive Officer	Noriaki Shimazaki
Representative Director, Senior Managing Executive Officer	Nobuhide Nakaido
Representative Director, Managing Executive Officer	Tadahiko Mizukami
Representative Director, Managing Executive Officer	Susumu Kato
Representative Director, Managing Executive Officer	Hisahiko Arai
Representative Director, Executive Officer	Nobuo Kitagawa